BY EDGAR AND FACSIMILE

Ms. Lilyanna L. Peyser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0405
Phone Number: (202) 551-3222

November 3, 2009

Brazilian Distribution Company
Form 20-F for the year ended December 31, 2008
Commission File No. 1-14626

Dear Ms. Peyser:

Brazilian Distribution Company (the “Company”) has received the Staff’s comment letter dated October 16, 2009 concerning the above-referenced filing on Form 20-F (the “20-F”). The Company advises you as follows regarding your comments as noted below:

SEC Comment No. 1

We note your response to comment 10 of our letter dated August 10, 2009 that you will submit the Consultancy Agreement under separate cover with a request for confidential treatment. We await your confidential treatment submission.

Response to Comment No. 1

The Company will file within the next few days from the date of filing of this response letter the confidential treatment request under separate cover.

SEC Comment No. 2

We note your response to comment 11 of our letter dated August 10, 2009. Please provide to us your tests of significance under Rule 3-09 of Regulation S-X for your equity method investment in Miravalles for each of the periods presented. Furthermore, please advise why you previously filed audited consolidated financial statements for your investment in Miravalles for the periods ended December 31, 2007 and 2006 in your 2007 Form 20-F. If you conclude your investment in Miravalles was significant for the periods ended December 31, 2007 and 2006, then revise your 2008 Form 20-F to include such audited financial statements.

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
November 3, 2009

Response to Comment No. 2

The Company performed the calculation as required by Rule 3-09 of Regulation S-X. The figures used for the test are U.S. GAAP figures and the results of the tests were as follows:

1) Investment test

	31/12/2006	31/12/2007	31/12/2008

Net investment - Miravalles	21,976	65,983	92,544
Total assets CBD	11,224,994	12,535,968	13,574,249

Significance	0.20%	0.53%	0.68%

2) Asset test

	31/12/2006	31/12/2007	31/12/2008

CBD participation in
Miravalles	50%	50%	50%
Miravalles proportional assets	493,715	733,732	866,977
Total assets CBD	11,224,994	12,535,968	13,574,249

Significance	4.40%	5.85%	6.39%

3) Income test

	31/12/2006	31/12/2007	31/12/2008

Equity (loss) pickup of Miravalles in
CBD	(57,107)	(31,328)	12,268

Average of income bef. taxes (5

years)	294,466	365,178	391,675

Income before taxes used in the

calculation	294,466	434,658	456,896

Significance	-19.39%	-7.21%	2.69%

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
November 3, 2009

As per Rule 1-02(w) of Regulation S-X, the average of income before taxes was used in the calculation presented above when the Company’s income before taxes was at least 10 percent lower than the average of the income for the last five fiscal years. This was the case for 2006 only. Additionally, the Company did not consider the losses of Miravalles in the computation of the average income.

In conclusion, the information presented in 2007 and 2006 20-F by the Company was not required by the tests performed. In 2008 the Company did not present such financial statements since it was not required. The Company will continue to perform the significance tests and comply with the requirements.

SEC Comment No. 3

We note the acknowledgements made by your counsel on your behalf at the conclusion of counsel’s letter to us dated August 10, 2009. Notwithstanding these acknowledgements, we still require a letter from you, on company letterhead and executed by a duly authorized officer, acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Comment No. 3

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact Daniela Sabbag of the Company at (011-55-11) 3886-0421.

Ms. Lylianna L. Peyser
Division of Corporation Finance – Securities and Exchange Commission
November 3, 2009

Very truly yours,

/s/ Enéas César Pestana Neto
Enéas César Pestana Neto
Chief Financial Officer

/s/ Daniela Sabbag
Daniela Sabbag
Investor Relations Officer

cc: Andrew B. Jánszky and Fabiana Y. Sakai – Shearman & Sterling LLP

Av. Brigadeiro Luis Antonio, n. 3.142 – São Paulo/SP – Brasil